UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Damian Frane Juric

Director, Ark Pacific Investment

Management Limited

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road, George Town

Grand Cayman, KY1-9008

Cayman Islands

(345) 769 3407

With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Investment Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,849,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,849,826 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,849,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Ordinary Shares beneficially owned by Ark Pacific Investment Management Limited consist of (i) 20,570,982 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D, and (ii) 12,500,000 Ordinary Shares issued in a private placement to Ark Pacific Special Opportunities Fund I, L.P. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 107,633,755 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on June 8, 2017 pursuant to the Share Purchase Agreement attached hereto as Exhibit 99.13 and including the conversion of Convertible Notes into 20,570,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Special Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,849,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,849,826 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,849,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Ordinary Shares beneficially owned by Ark Pacific Special Opportunities Fund I, L.P. consist of (i) 20,570,982 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D, and (ii) 12,500,000 Ordinary Shares issued in a private placement to Ark Pacific Special Opportunities Fund I, L.P. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 107,633,755 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on June 8, 2017 pursuant to the Share Purchase Agreement attached hereto as Exhibit 99.13 and including the conversion of Convertible Notes into 20,570,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Splendid Days Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,349,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,349,826 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,349,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Ordinary Shares beneficially owned by Splendid Days Limited consist of 20,570,982 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 107,633,755 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on June 8, 2017 pursuant to the Share Purchase Agreement attached hereto as Exhibit 99.13 and including the conversion of Convertible Notes into 20,570,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ng Chi Keung Kenneth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,849,826 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,849,826 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,849,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Ordinary Shares beneficially owned by Ng Chi Keung Kenneth consist of (i) 20,570,982 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D, and (ii) 12,500,000 Ordinary Shares issued in a private placement to Ark Pacific Special Opportunities Fund I, L.P. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 107,633,755 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on June 8, 2017 pursuant to the Share Purchase Agreement attached hereto as Exhibit 99.13 and including the conversion of Convertible Notes into 20,570,982 ADSs and the exercise of Warrants into 4,778,844 ADSs.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on December 21, 2015 related to the ordinary shares, $0.01 par value per share (“Ordinary Shares”), of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 2 of the Schedule 13D and Item 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

On June 7, 2017, APSOF entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) with the Issuer and on June 8, 2017 was issued 12,500,000 Ordinary Shares in a private placement for a price per Ordinary Share of US$1.20 for which the aggregate consideration of approximately US$15,000,000 (the “Consideration”) has not yet been paid subject to the fulfillment of certain conditions as further described in the Share Purchase Agreement included as Exhibit 99.13 to this Amendment No. 1. The foregoing description of the Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.13 and is incorporated herein by reference. No funds were used to acquire the beneficial ownership of the Shares issued pursuant to the Share Purchase Agreement; the Consideration will be paid in full on the Closing (as defined in the Share Purchase Agreement) out of the working capital of APSOF.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each of the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Amendment No. 1 are based upon the 107,633,755 Ordinary Shares outstanding as of June 8, 2017 based on information provided to the Reporting Persons by the Issuer.

APSOF beneficially owns an aggregate of 37,849,826 Ordinary Shares consisting of (i) 20,570,982 ADSs issuable upon conversion of the Convertible Notes and 4,778,844 ADSs issuable upon exercise of the Warrants in each case held by the Investor and issuable within 60 days of the date of this Schedule 13D (the “Conversion Shares”), and (ii) 12,500,000 Ordinary Shares issued in a private placement to APSOF pursuant to the Share Purchase Agreement (together with the Conversion Shares, the “Shares”). APSOF, as the direct parent company of the Investor, may be deemed to beneficially own the Conversion Shares.

The Investor beneficially owns an aggregate of 25,349,826 Ordinary Shares consisting of the Conversion Shares.

APIML is the general partner of APSOF and by virtue of that relationship has indirect but controlling authority over the Investor and may be deemed to beneficially own all of the Shares.

Ng Chi Keung Kenneth as a director of APIML, in such capacity, possesses ultimate decision making power of APIML, APSOF, and the Investor with respect to the voting and disposition of securities beneficially owned thereby and as a result may also be deemed to beneficially own all of the Shares.

(b) Each of Ng Chi Keung Kenneth, APIML and APSOF may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of all of the Shares. The Investor may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Conversion Shares.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Under the terms of the Participation Agreements, each Participant may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issued Securities or any ADSs issued upon conversion or exercise thereof. Based on the amount of their respective Participations, Quality Event Limited and APSOF may each be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the outstanding ADSs of the Issuer. Except as set forth in the immediately preceding sentences in this Item 5(d), no other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.3	Convertible Note and Warrant Purchase Agreement, dated November 24, 2015, by and among The9 Limited, the security providers listed on Schedule 1 attached thereto and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.4	Form of 12.00% Senior Convertible Note issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.5	Form of Tranche A, Tranche B and Tranche C Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.6	Tranche I Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.7	Loan Agreement, dated December 8, 2015, by and between Well Ease Limited and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.8	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Ark Pacific Special Opportunities Fund I, L.P. and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.9	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Quality Event Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.10	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman I Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.11	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman II Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.12	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Fortune Profile Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.13	Share Purchase Agreement, effective as of June 7, 2017, by and between The9 Limited and Ark Pacific Special Opportunities Fund I, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated July 21, 2017

ARK PACIFIC INVESTMENT MANAGEMENT LIMITED

By:	/s/ Damian Juric
	Name:	Damian Juric
	Title:	Director

ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P.

By:	/s/ Damian Juric
	Name:	Damian Juric
	Title:	Director, General Partner

SPLENDID DAYS LIMITED

By:	/s/ Lau Tak Kei Arthur
	Name:	Lau Tak Kei Arthur
	Title:	Director

NG CHI KEUNG KENNETH

By:	/s/ Ng Chi Keung Kenneth